Exhibit 99.1

SENTI BIOSCIENCES HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the historical financial information of Senti Biosciences Holdings, Inc. (the “Company,” “we,” “us” or “our”) adjusted to give effect to the proposed Merger and other material transactions, as further described below. The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meanings as terms defined and included elsewhere in the registration statement to which this exhibit is attached.

The historical financial information of Senti Biosciences Holdings, Inc. is derived from the unaudited condensed consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2026 and the audited consolidated financial statements of Senti Biosciences, Inc., the Company’s predecessor issuer, and its subsidiaries for the year ended December 31, 2025. Senti Biosciences Holdings, Inc. was formed in connection with the holding company reorganization implemented in April 2026, pursuant to which the Company became the successor issuer to Senti Biosciences, Inc. The unaudited pro forma condensed consolidated financial information should be read together with the Company’s and its predecessor’s historical financial statements and the related notes thereto.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2026 presents the historical consolidated balance sheet of the Company on a pro forma basis as if the proposed Merger and other material transactions have been consummated on June 30, 2026. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 give pro forma effect to the proposed Merger and other material transactions as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only. It does not purport to indicate the results that would have been obtained had the proposed Merger and other material transactions actually been completed on the assumed dates or for the periods presented, or the results of operations or financial position that may be realized in the future. The pro forma adjustments are based on the information currently available, and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions reflected in the accompanying unaudited pro forma condensed consolidated financial information.

Description of the Merger

On July 14, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Celadon Partners SPV 35 Limited (“Parent”), Senti Merger Sub, Inc., a direct, wholly-owned subsidiary of Parent (“Merger Sub”), the Company, Senti Holdings, Inc., a wholly-owned subsidiary of the Company (“Midco”), and Senti Biosciences, Inc., a wholly-owned subsidiary of Midco through which the Company’s business currently operates (“Opco”). Pursuant to the terms of the Merger Agreement, among other things, at the time the Merger becomes effective upon the filing of the certificate of merger with the State of Delaware (“Closing Effective Time”), Merger Sub will be merged with and into Midco (the “Merger”), with Midco surviving as a wholly-owned subsidiary of Parent, and Midco will continue to own 100% of Opco. As a result of the Merger, the Company will divest its entire ownership interest in Midco and Opco. Prior to the closing of the Merger, the Company will enter into an Asset Assignment and Assumption Agreement and License Agreement (the “Assignment Agreement”) with Opco and Midco, pursuant to which Opco will license or assign to the Company all intellectual property and contracts needed for the Company to advance its Rett Syndrome and TIL programs following the Merger. Additionally, in connection with the closing of the Merger, the Company expects to enter into a master consulting agreement (the “Master Consulting Agreement”) with Opco. Under the Master Consulting Agreement, Opco will provide the Company with certain transitional corporate, administrative, financial, information technology and operational support services as well as related research and development services. The Merger, the Merger Agreement, Assignment Agreement, Master Consulting Agreement and other material transactions are described in more detail in Note 1 to this unaudited pro forma condensed consolidated financial information.

SENTI BIOSCIENCES HOLDINGS, INC.

Unaudited Pro Forma Condensed Consolidated Balance Sheets

As of June 30, 2026

(In thousands)

	Senti Biosciences Holdings Inc. Historical	Pro Forma Adjustments for divestiture of Midco and Opco	Additional Pro Forma Adjustments	Note	Senti Biosciences Holdings Inc. Pro Forma As Adjusted
		(Note 2A)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,463	$(6,463)	$2,500	2B	$2,500
Accounts receivable	—	—	—		—
GeneFab receivable - related party	557	(557)	—		—
GeneFab prepaid expenses - related party	4,932	(4,932)	—		—
Prepaid expenses and other current assets	1,055	(1,055)	101	2C	101

Total current assets	13,007	(13,007)	2,601		2,601
Restricted cash	1,426	(1,426)	—		—
Property and equipment, net	11,433	(11,433)	—		—
Operating lease right-of-use assets	7,239	(7,239)	—		—

TOTAL ASSETS	$33,105	$(33,105)	$2,601		$2,601

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES
Accounts payable	$2,248	$(2,248)	$372	2C	$372
Accrued expenses and other current liabilities	4,082	(4,082)	301	2C	301
Convertible notes - related party (Initial Notes)	3,993	(3,993)	—		—
Operating lease liabilities, current	3,492	(3,492)	—		—
GeneFab sublease deferred income - related party	1,939	(1,939)	—		—
Deferred revenue - related party	11	(11)	—		—

Total current liabilities	15,765	(15,765)	673		673
Operating lease liabilities, non-current	12,741	(12,741)	—		—
Other non-current liabilities	8,000	(8,000)	—		—

TOTAL LIABILITIES	36,506	(36,506)	673		673
STOCKHOLDERS’ (DEFICIT) EQUITY
Common stock	3	—	3	2D	6
Additional paid-in capital	372,139	—	18,041	2E	390,180
Accumulated deficit	(375,543)	3,401	(16,116)	2F	(388,258)

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(3,401)	3,401	1,928		1,928

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$33,105	$(33,105)	$2,601		$2,601

SENTI BIOSCIENCES HOLDINGS, INC.

Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Loss

For the Six Months Ended June 30, 2026

(in thousands, except share and per share data)

	Senti Biosciences Holdings Inc. Historical	Pro Forma Adjustments for divestiture of Midco and Opco	Additional Pro Forma Adjustments	Note	Senti Biosciences Holdings Inc. Pro Forma As Adjusted
		(Note 2A)
Collaboration revenue - related party	$33	$(33)	$—		$—
Operating expenses:
Research and development (including related party costs of $3,798 for the six months ended June 30, 2026 )	13,048	(13,041)	—	2G	7
General and administrative	12,972	(9,039)	—	2G	3,933
Gain on lease modification	(6,882)	6,882	—		—

Total operating expenses	19,138	(15,198)	—		3,940

Loss from operations	(19,105)	15,165	—		(3,940)
Other income:
Interest income	156	(156)	—		—
GeneFab sublease income - related party	1,076	(1,076)	—		—
Change in fair value of convertible notes - related party	271	(271)	—		—
Other income, net	631	(631)	—		—

Total other income	2,134	(2,134)	—		—

Net loss	$(16,971)	$13,031	$—		$(3,940)

Comprehensive loss	$(16,971)	$13,031	$—		$(3,940)

Basic and diluted net loss	$(16,971)	$13,031	$—		$(3,940)

Basic and diluted net loss per share	$(0.55)				$(0.06)

Basic and diluted weighted-average number of shares used in computing net loss per share	31,058,642		32,907,965	2H	63,966,607

SENTI BIOSCIENCES HOLDINGS, INC.

Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Loss

For the Year Ended December 31, 2025

(in thousands, except share and per share data)

	Senti Biosciences Holdings Inc. Historical	Pro Forma Adjustments for divestiture of Midco and Opco	Additional Pro Forma Adjustments	Note	Senti Biosciences Holdings Inc. Pro Forma As Adjusted
		(Note 2A)
Collaboration revenue - related party	$22	$(22)	$—		$—
Operating expenses:
Research and development (including related party costs of $12,909 for the year ended December 31, 2025)	37,586	(37,583)	—	2G	3
General and administrative	26,163	(17,498)	6,855	2I, 2G	15,520
Impairment of long-lived assets	5,052	(5,052)	—		—

Total operating expenses	68,801	(60,133)	6,855		15,523

Loss from operations	(68,779)	60,111	(6,855)		(15,523)
Other income (expense):
Interest income	927	(927)	—		—
GeneFab sublease income - related party	5,423	(5,423)	—		—
Other income, net - related party	160	(160)	—		—
Other income, net	831	(831)	—		—

Total other income, net	7,341	(7,341)	—		—

Net loss	$(61,438)	$52,770	$(6,855)		$(15,523)

Comprehensive loss	$(61,438)	$52,770	$(6,855)		$(15,523)

Basic and diluted net loss per share	$(2.73)				$(0.28)

Basic and diluted weighted-average number of shares used in computing net loss per share	22,483,391		32,907,965	2H	55,391,356

SENTI BIOSCIENCES HOLDINGS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and the other contemplated transactions taken place on the dates indicated, nor is it indicative of the future consolidated results of operations or financial position of the Company following the Merger. It should be read in conjunction with the historical financial statements and notes thereto of the Company and the Company’s predecessor issuer, Senti Biosciences, Inc.

Merger Agreement

Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Midco, with Midco surviving as a wholly-owned subsidiary of Parent and continue to own 100% of Opco. As a result, the Company will divest its entire ownership interest in Midco and Opco and Parent will acquire substantially all of the Company’s existing business and pipeline held through Midco and Opco.

After the completion of the Merger, the Company is expected to remain a publicly traded company and continue to develop the Rett Syndrome program and the TIL program.

Asset Assignment and Assumption Agreement and License Agreement

Prior to the Closing of the Merger, the Company will enter into the Assignment Agreement with Opco and Midco. Pursuant to the Assignment Agreement, Opco will assign to the Company, exclusively throughout the world and free and clear of encumbrances, all right, title and interest in and to certain patents and related patent rights, all agreements between Opco and an external research organization, or the Assigned Agreements, and all know-how owned or controlled by Opco that relates to or is useful in connection with the Rett Syndrome program utilizing Regulator Dial technology and the platform of Regulator Dial-enabled armored TILs. The Company will assume all obligations and liabilities of Opco arising under the Assigned Agreements on and after the effective date, including future payment, reporting and other contractual obligations, while Opco will remain responsible for obligations accrued before that date unless otherwise agreed in writing.

Master Consulting Agreement

In connection with the closing of the Merger, the Company expects to enter into a Master Consulting Agreement with Opco. Under the Master Consulting Agreement, Opco will provide the Company with certain transitional corporate, administrative, financial, information technology and operational support services, as well as related research and development services.

The Master Consulting Agreement will have an initial term of 12 months, and the Company will have the option to extend the term for an additional 12 months. The services will be subject to specified minimum service levels. The Company will have the right to terminate individual services before the expiration of the term as it develops standalone capabilities, without terminating the Master Consulting Agreement in its entirety. The Company will pay Opco a fee to be determined for the services, subject to reduction if the Company terminates individual services before the expiration of the Master Consulting Agreement. The Master Consulting Agreement is expected to contain customary representations, warranties and covenants.

Contingent Value Rights

No cash will be paid to the Company or the holders of its common stock at the Closing Effective Time as consideration for the Merger. The Merger consideration consists solely of the right to receive the contingent cash Milestone Payment Amounts, as defined below. The right to receive the Merger consideration shall be distributed by Midco to the Company’s equityholders and certain holders of the Company’s equity awards and warrants in the form of contingent value rights (“CVRs”) upon exercise of such instruments. The CVRs may pay, in the aggregate, up to $60.0 million (“Milestone Payment Amounts”) if specified milestones for SENTI-202 are achieved within seven years of closing of the Merger (“Milestone Expiration Date”): (i) $10.0 million upon acceptance of a Biologics License Application (“BLA”) filing (or the passing of the 60-day review period without rejection) by the U.S. Food and Drug Administration (“FDA”), (ii) $20.0 million upon FDA approval of the BLA, and (iii) $30.0 million upon cumulative worldwide net sales of SENTI-202 exceeding $200.0 million. The Merger consideration is payable by Midco directly to the CVR holders rather than to the Company; accordingly, no Merger consideration has been reflected in the unaudited pro forma condensed consolidated financial information. Pursuant to the Merger Agreement, Midco shall effect the issuance and distribution of one CVR with respect to each share of the Company’s common stock that is issued and outstanding as of the CVR record date, which will be a date no less than five days and no more than ten days following the date that the Merger closes. Each outstanding and unsettled RSU, outstanding and unexercised warrant and outstanding and unexercised stock option as of immediately prior to the CVR record date shall entitle the holder thereof to receive, upon settlement or exercise pursuant to its terms, a number of CVRs equal to the number of shares of the Company’s common stock subject to or issuable upon exercise of such instrument immediately prior to the CVR record date, reduced by an amount equal to the amount of any applicable withholding taxes, in each case subject to and in accordance with the terms and conditions of such instrument and the CVR Agreement. As the obligation to deliver CVRs to option holders is the responsibility of Midco, no liability classification is required as a pro forma adjustment on the Company’s pro forma financial statements with respect to the outstanding stock options.

Upon achievement of each milestone, Midco will pay each CVR holder their pro rata share of the applicable Milestone Payment Amounts.

In accordance with the terms of the outstanding common stock warrants, which were not amended in connection with the Merger, the holders of the warrants can elect to require the Company to repurchase the remaining unexercised portion of such holder’s warrants in cash upon or within 30 days after the closing of the Merger, at their fair value based on the Black-Scholes–Merton model, measured as of the consummation date of the Merger. The warrants to purchase up to 31,735,500 shares of the Company’s common stock, par value $0.0001 per share are classified within stockholders’ deficit in the historical condensed consolidated balance sheets. As the Company may be required to settle the warrants in cash at the holder’s election, the warrants will no longer meet the criteria for equity classification under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity. The estimated warrant liability was not material as of June 30, 2026, therefore no reclassification adjustment was made.

The fair value of the warrants was estimated as of June 30, 2026, the date as of which the Merger transaction is assumed to have closed for purposes of the unaudited pro forma condensed consolidated balance sheet. The fair value measurement of the warrants incorporated key inputs and assumptions, including underlying share price, exercise price, expected term, historical volatility, risk-free interest rate, and expected dividend rate.

As of June 30, 2026, management’s preliminary assessment was that the assets and liabilities of Midco and its subsidiaries did not meet the criteria for classification as held for sale under ASC 360-10, Property, Plant, and Equipment and ASC 205-20, Presentation of Financial Statements—Discontinued Operations because completion of the Merger remained subject to stockholder approval and other closing conditions and was not yet probable. Accordingly, the Company’s historical financial statements do not present the business to be divested as held for sale or as a discontinued operation, and the unaudited pro forma condensed consolidated financial information presents the Merger as a transaction accounting adjustment rather than as a retrospective recast under ASC 205-20. If and when the held-for-sale criteria are met, the Company expects the divestiture to represent a strategic shift that will have a major effect on its operations and financial results and, accordingly, to be reported as a discontinued operation in its consolidated financial statements, with prior periods recast.

Securities Purchase Agreement

In connection with the transactions, Midco entered into a Securities Purchase Agreement with CPIF II-7 Limited (the “Noteholder”), an affiliate of Parent for the issuance of the Notes in an aggregate amount of up to $40.0 million. The Notes are exchangeable for shares of the Company’s common stock at an initial exchange price of $0.6261 per share, as adjusted, and are also convertible into shares of common stock of Midco at an initial conversion price of $0.6261 per share, as adjusted, upon the occurrence of events specified in the terms of the Notes. The Notes are guaranteed by the Company and all of its direct and indirect subsidiaries (other than Midco) and are secured by a first priority lien on the assets of Midco, the Company and certain subsidiaries. The Notes do not bear interest unless an event of default has occurred and have a maturity date of November 23, 2026 (the “Maturity Date”). On the Maturity Date, if the Notes have not previously been converted or exchanged, Midco is required to pay the holder cash equal to 200% of all outstanding principal and accrued and unpaid interest (the “Maturity Amount”). Upon a change of control which excludes the Merger, the Noteholder may require Midco to redeem all or any portion of the Notes for cash at the applicable change of control redemption price (defined below), and until such redemption price is paid in full, the Noteholder may continue to exchange the Notes for shares of the Company’s common stock or convert the Notes into shares of Midco’s common stock. The change of control redemption price is the greater of (i) the Maturity Amount and (ii) the then outstanding principal and accrued and unpaid interest, multiplied by a quotient determined by dividing the redemption closing price by the lowest exchange or conversion price, then in effect. The redemption closing price is the greatest closing sale price of the Company’s common stock during the period between the date immediately preceding the earlier of the consummation or public announcement of the change of control and the date the Noteholder delivers the redemption notice.

In May 2026, Midco issued $10.0 million of Notes (the “Initial Notes”), and, pursuant to the Merger Agreement, Parent or an affiliate of Parent was to purchase an additional $6.0 million of Notes (the “Additional Notes”), reduced dollar-for-dollar by any net proceeds actually received from sales of Company common stock under its at-the-market (“ATM”) facility. No such ATM sales have taken place. The issuance of the Company’s shares of common stock in exchange of the Notes could exceed the applicable exchange cap and therefore requires stockholder approval under Nasdaq Listing Rule 5635. The Company is seeking to obtain this approval prior to the closing of the Merger. The Initial Notes and the Additional Notes are obligations of Midco and will be divested with Midco in the Merger, unless previously converted or exchanged. In August 2026, an affiliate of Parent purchased $4.0 million of Additional Notes. In September 2026, NSG BioInnovation, L.P. (“NSG”) purchased $2.0 million of Additional Notes. NSG’s purchase satisfied the remaining obligation of Parent to purchase Additional Notes pursuant to the Merger Agreement.

The historical consolidated balance sheet of the Company as of June 30, 2026 and the historical consolidated statement of operations of the Company for the six months ended June 30, 2026 were derived from the Company’s unaudited condensed consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026. The historical consolidated statement of operations for the year ended December 31, 2025 was derived from the audited consolidated financial statements of Senti Biosciences, Inc., the Company’s predecessor issuer. The pro forma adjustments give effect to the Merger and other contemplated transactions, pursuant to which the Company will divest its entire ownership interest in Midco and, indirectly, Opco, and to other material adjustments. No income tax effects have been reflected based on the Company’s full valuation allowance against its net deferred tax assets.

Reverse Stock Split

The Company’s stockholders will vote on a proposed reverse stock split of the Company’s common stock at a ratio within the range of 1-for-20 to 1-for-50, as determined by the board of directors. The reverse stock split remains subject to approval by the Company’s stockholders and the Company’s board determining to implement the reverse stock split and is not reflected in the pro forma adjustments included in Note 2 below.

Liquidity and Going Concern

Based on the Company’s current operating plan and existing cash and cash equivalents and the impact of the divestiture of Midco and Opco, with the contemplated Merger, the Company has determined that it may not be able to maintain operations starting as early as the fourth quarter of 2026. Parent has signed a binding commitment to purchase upon the closing of the Merger the Company’s common stock for aggregate gross proceeds of $2.5 million. The proceeds from this capital contribution will be used to fund the Company’s continued operations. Additional funds will be necessary to continue operating as a public company and to continue to develop our remaining research and development programs and platforms. The Company’s continued existence is dependent upon management’s ability to raise capital and ultimately develop profitable operations. While management is devoting substantially all of its efforts to raising capital, there can be no assurance that the Company’s efforts will be successful. Moreover, no assurance can be given that management’s actions will result in raising additional financing or profitable operations.

Note 2. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

The following is a summary of the pro forma adjustments reflected in the unaudited pro forma condensed consolidated financial information based on preliminary estimates, which may change as additional information is obtained:

Merger Consideration and Estimated Loss (Gain) on Disposal

The Merger consideration consists solely of the right to receive the contingent cash Milestone Payment Amounts. The aggregate undiscounted amounts of cash consideration that could become payable through the CVRs range from $0 (if no milestone is achieved on or before the Milestone Expiration Date) to $60.0 million, if all milestones are achieved on or before the Milestone Expiration Date). The unaudited pro forma condensed consolidated financial information does not reflect any consideration payable related to the CVRs, as such amounts are contingent and payable by Midco directly to the CVR holders rather than to the Company. Accordingly, no Merger consideration has been recognized by the Company.

The Initial Notes are obligations of Midco and are reflected as part of the divestiture of Midco and Opco in the Company’s unaudited, pro forma condensed consolidated balance sheets as of June 30, 2026. The $4.0 million of Additional Notes issued on August 14, 2026 and the $2.0 million of Additional Notes that NSG purchased in September 2026 were not included in the June 30, 2026 historical balance sheet. The $6.0 million issuance produced $5.8 million of net proceeds received by Midco; no ATM sales are assumed, and the Midco proceeds are not included in the Company’s pro forma cash. At closing, the Company expects to force exchange of the full $16.0 million of Notes into Company common stock at $0.6261 per share, subject to contractual rounding, stockholder approval and the other closing conditions. The full $16.0 million comprises the $10.0 million of Initial Notes, the $4.0 million of issued Additional Notes and the $2.0 million remaining Additional Notes that NSG purchased. The exchange shares are included as a component of the estimated loss on disposal.

The following table summarizes the total consideration and the preliminary estimate of the expected loss on disposal:

Description	(in thousands)
Merger consideration recognized	$—
Carrying amount of net liabilities to be divested as of June 30, 2026	3,401
Estimated fair value of 25,555,024 shares of Company’s common stock expected to be issued upon exchange of the Notes[1]	(8,689)

Estimated loss on disposal	$(5,288)

[1]

The estimated fair value of the Company’s shares of common stock expected to be issued assumes that the Company will force the full exchange of the Notes in connection with the Merger at the exchange price of $0.6261 for a total of 25,555,024 shares of common stock. This adjustment includes the full exchange of the (i) Initial Note of $10.0 million outstanding as of June 30, 2026, (ii) $4.0 million of Additional Notes issued on August 14, 2026, and (iii) $2.0 million of Additional Notes that NSG purchased. The consideration expected to be issued upon settlement of the Notes is included in the estimated loss on disposal since the Company will force the exchange of the Notes for shares of the Company’s common stock. The fair value of the Company’s common stock was estimated using the closing price of $0.34 on September 2, 2026. A 10% change in the closing price of the Company’s common stock would change the estimated loss on disposal by $0.9 million. The market price of the Company’s common stock will continue to fluctuate through the date the Merger is effective.

The estimated loss on disposal is preliminary and is measured based on the carrying amount of the net assets of Midco and its subsidiaries as of June 30, 2026, the estimated fair value of the shares of the Company’s common stock expected to be issued upon the forced exchange of the Notes in connection with the Merger and remaining transaction costs as of the closing date; the actual amount may differ materially and will be determined on the date of the Merger. The estimated loss on disposal is nonrecurring and will not affect the Company’s results of operations beyond 12 months after the closing of the Merger.

The pro forma adjustments described below were made to derive the Company’s “Pro Forma As Adjusted” balances:

A.

Represents the derecognition of the historical assets, liabilities and results of operations of Midco and its subsidiaries, including Opco, attributable to the business to be divested pursuant to the Merger, derived from the consolidated balance sheet of Midco as of June 30, 2026 and the consolidated statements of operations for the six months ended June 30, 2026 and the year ended December 31, 2025. This adjustment includes the derecognition of (i) the cash remaining from the issuance of the Initial Notes (ii) the convertible note liability related to the Initial Notes, which are obligations of Midco carried at a fair value of $4.0 million as of June 30, 2026, and (iii) the related gain from the change in fair value of the Initial Notes of $0.3 million recognized during the six months ended June 30, 2026. The balance of cash and cash equivalents and convertible note as of June 30, 2026 excludes the $4.0 million of Additional Notes issued on August 14, 2026 and the remaining $2.0 million of Additional Notes that NSG purchased. The cash proceeds from the Notes are the assets of Midco and the Notes are obligations of Midco and are expected to be divested or otherwise settled by Midco or the Company in connection with the Merger (Note 2J), and as such are excluded from the Pro Forma as Adjusted condensed consolidated balance sheet.

B.

Reflects a binding commitment for Parent’s purchase upon the closing of the Merger of the Company’s common stock for aggregate gross proceeds of $2.5 million, resulting in the issuance of 7,352,941 shares of common stock as estimated based on the Company’s share price on August 31, 2026. Such commitment is reflected as a $2.5 million of increase to cash and cash equivalents and a corresponding increase to common stock and additional paid-in capital. The proceeds from this capital contribution will be used to fund the Company’s continued operations. Such purchase of Company common stock shall occur prior to the CVR record date, such that Parent is entitled to receive the related Merger consideration of CVRs associated with ownership of the 7,352,941 shares of common stock.

C.

Represents adjustments to reallocate to the Company only those costs incurred by Midco and its subsidiaries that are directly attributable to the Company’s continuing operations as a standalone public company (including prepaid directors’ and officers’ insurance and accrued professional fees) after the Merger and are not already included in the Company’s historical expense, including costs that are contractually obligated by Opco as of the balance sheet date, and the related general and administrative expenses for each period presented. These adjustments reflect an increase to prepaid expenses and other current assets of $0.1 million, increase to accounts payable of $0.4 million, and increase to accrued expenses and other current liabilities of $0.3 million, with the net impact of $0.6 million included as an increase to accumulated deficit in the pro forma condensed consolidated balance sheet as of June 30, 2026. General and administrative expenses remaining in the “Pro Forma As Adjusted” column represent costs attributable to the Company’s continuing operations, including personnel, professional fees, insurance, and other public company costs.

D.

Total adjustments to common stock reflect the par value related to the issuance of shares of common stock on exchange of Notes (Note 2J) and planned capital contribution from the Parent (Note 2B) is $2.6 thousand.

E.	Represents the following transaction adjustments to additional paid-in capital in connection with the Merger:

		(in thousands)
2I	Incremental stock-based compensation expense upon acceleration of awards	$6,855
2J	Exchange of Notes for shares of Company’s common stock by Noteholder	8,686
2B	Issuance of shares of Company’s common stock upon capital contribution from the Parent	2,500

Total adjustments to additional paid-in capital		$18,041

F.	Represents the following transaction adjustments to accumulated deficit in connection with the Merger:

		(in thousands)
2I	Incremental stock-based compensation expense upon acceleration of awards	$6,855
2J	Exchange of Notes for shares of Company’s common stock by Noteholder	8,689
2C	Retained cost allocations and other adjustments	572

Total adjustments to accumulated deficit		$16,116

G.

Prior to the closing of the Merger, the Company anticipates entering into a Master Consulting Agreement with Opco. Under the Master Consulting Agreement, Opco will provide the Company with certain transitional corporate, administrative, financial, information technology and operational support as well as related research and development services. As of the date of this filing, the Master Consulting Agreement has not been executed, and therefore any potential adjustments related to this agreement are not included in the pro forma condensed consolidated balance sheet and the pro forma condensed statements of operations and comprehensive loss. Estimated expenses under the Master Consulting Agreement are expected to range from $0.1 to $0.4 million annually.

H.

Pro forma basic and diluted net loss per share is computed using the historical weighted-average shares of the Company’s common stock outstanding for each period presented, and is adjusted for the expected exchange of $16.0 million of Notes for the issuance of 25,555,024 shares of the Company’s common stock upon closing of the Merger and the issuance of 7,352,941 shares of the Company’s common stock pursuant to the Parent’s binding commitment to purchase shares upon the closing of the Merger.

The CVRs do not include shares of common stock or participating securities and do not convey any equity or ownership interest in Parent, Midco, the Company or any of their respective affiliates; accordingly, the CVRs are not included in the calculation of pro forma basic and diluted net loss per share.

I.

Represents a one-time stock-based compensation charge related to the unvested stock option and restricted stock unit awards that will become automatically fully vested upon consummation of the Merger and the extension of the exercise period of the Company’s outstanding stock options. The total charge is estimated to be $11.0 million based on unrecognized compensation cost as of December 31, 2025. Of this amount, the Pro Forma As Adjusted column for the year ended December 31, 2025 reflects a one-time stock-based compensation charge of $6.9 million within general and administrative expenses, representing the portion expected to remain on the Company’s books after the divestiture. This amount consists of $6.7 million related to the employees expected to remain with the Company following the Merger and $0.2 million related to allocation of a portion of costs for employees who will transfer to Midco who historically performed activities that relate to the continued operations of the Company. This charge is also reflected in the unaudited pro forma condensed consolidated balance sheet as an increase to additional paid-in capital (Note 2E) and accumulated deficit (Note 2F). This one-time charge is nonrecurring and will not affect the Company’s results of operations beyond 12 months after the closing of the Merger. Stock-based compensation costs incurred through June 30, 2026 are reflected in the Company’s historical financial statements as of and for the six months ended June 30, 2026 and no adjustment has been made to remove them.

J.

Represents the adjustment to additional paid-in capital and common stock par value of $8.7 million and corresponding adjustment to accumulated deficit for the loss on disposal on the expected exchange of the $16.0 million of Notes by the Noteholder for 25,555,024 shares of the Company’s common stock on the closing of the Merger. This assumes that the Company will force the Noteholder to exchange their Notes for shares of the Company’s common stock and the Company’s stockholders will approve the issuance of the Company’s shares of common stock on exchange.